UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

Suite 33.03 of Level 33, Menara Exchange 106, Lingkaran TRX, Tun Razak Exchange,

55188 Kuala Lumpur, Malaysia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Exercise of Pre-Funded Warrants

On June 3, 2026, VCI Global Limited (Nasdaq: VCIG) (the “Company”) completed the exercise of 818,258 Pre-Funded Warrants (the “PFWs”) into ordinary shares, no par value per share, of the Company (the “Warrant Shares”). The PFWs were originally issued pursuant to the Securities Purchase Agreement dated November 10, 2025 (the “Securities Purchase Agreement”) between the Company and a certain accredited investor, as previously disclosed in the Company's Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2025. The PFWs were exercised at the nominal exercise price of $0.0001 per ordinary share in accordance with their terms.

A total of 818,258 Warrant Shares were currently issued and distributed as follows:

Shareholder	Warrant Shares Issued	Post Issuance Shareholdings %
Tether Investment S.A. de C.V.	326,321	4.326%
Song Yann Yunn	129,104	1.712%
MHOF VIII, LLC	129,104	1.712%
Omer Adar	86,124	1.142%
Aharon Reuven Miller	86,124	1.142%
CMCC Titan Fund L.P.	33,483	0.444%
468 Global Opportunities GmbH & Co. KG	12,526	0.166%
Shinobi Holdings Ltd.	11,706	0.155%
Loyzo Technology GmbH	3,766	0.050%

Total	818,258

The PFWs were originally issued subject to a beneficial ownership limitation, pursuant to which the holder thereof could not exercise the PFWs to the extent that such exercise would result in the holder, together with its affiliates, beneficially owning in excess of 4.99% or 9.99% of the number of the Company’s ordinary shares outstanding immediately after giving effect to such exercise, as set forth in the PFWs and the Securities Purchase Agreement. The issuance of the Warrant Shares to the assignees listed above was made in compliance with such beneficial ownership limitations.

The Warrant Shares were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof. The Warrant Shares have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 3, 2026	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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